Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 6 DATED FEBRUARY 5, 2016
TO THE PROSPECTUS DATED OCTOBER 20, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated October 20, 2015, Supplement No. 2 dated November 23, 2015, which superseded and replaced all previous supplements to the prospectus, Supplement No. 3 dated December 4, 2015, Supplement No. 4 dated January 5, 2016 and Supplement No. 5 dated February 1, 2016 . Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	recent real property investments.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of January 2016, we accepted investors’ subscriptions for, and issued, a total of approximately 318,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $7.9 million, consisting of approximately 291,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $7.2 million, and approximately 27,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $640,000. As of January 31, 2016, we had accepted investors’ subscriptions for, and issued, a total of approximately 9.6 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $239.5 million (including shares issued pursuant to our distribution reinvestment plan). As of January 31, 2016, approximately 110.4 million shares of our common stock remained available for sale in the offering for approximately $2.7 billion.
We will offer shares of our common stock pursuant to the offering until March 17, 2017, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2017, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 15 of the prospectus.
Description of Real Estate Investments
As of January 31, 2016, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 113 properties, acquired for an aggregate purchase price of $473.3 million, located in 29 states, consisting of nine multi-tenant and 104 single-tenant properties, comprising approximately 2.3 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. As of January 31, 2016, these properties were 99.2% leased and had a weighted-average lease term remaining of 11.7 years. We acquired two properties, listed below, between October 10, 2015 and January 31, 2016. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

Property Description	Tenant Industry	Number of Tenants	Tenant (1)	Rentable Square Feet	Purchase Price
Aspen Dental — Rogers, AR	Healthcare	1	Aspen Dental	3,500	$1,844,595
O’Reilly Auto Parts — Flowood, MS	Automotive	1	O’Reilly Automotive Stores	7,396	1,652,459
				10,896	$3,497,054
_________________

(1)	The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name of the entity that is party to the lease agreement.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 122 of the prospectus.
Real Property Investments
As of January 31, 2016, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 113 properties, acquired for an aggregate purchase price of $473.3 million, located in 29 states, consisting of nine multi-tenant and 104 single-tenant properties, comprising approximately 2.3 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. As of January 31, 2016, these properties were 99.2% leased and had a weighted-average lease term remaining of 11.7 years. We acquired two properties, listed below, between October 10, 2015 and January 31, 2016. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

Property Description	Date Acquired	Year Built/Renovated	Purchase Price (1)	Fees and Expenses Paid or Due to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Aspen Dental — Rogers, AR	November 9, 2015	2014	$1,844,595	$46,115	7.40%	7.70%	100%
O’Reilly Auto Parts — Flowood, MS	January 29, 2016	2015	1,652,459	41,311	6.10%	6.29%	100%
			$3,497,054	$87,426
_________________
(1)    Purchase price does not include acquisition-related expenses.

(2)
Fees and expenses paid or due to sponsor are payments we made or owe to an affiliate of our advisor for acquisition fees and expenses in connection with the property acquisition. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 91 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees and expenses paid or due to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees and expenses paid or due to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the tenants at the properties listed above:

Property	Tenant (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)	Effective Annual Base Rent per Square Foot (3)	Lease Term (4)
Aspen Dental — Rogers, AR	Aspen Dental	3,500	100%	3/5 yr.	$136,500	$39.00	11/9/2015	–	10/31/2020
					$147,420	$42.12	11/1/2020	–	10/31/2025
O’Reilly Auto Parts — Flowood, MS	O’Reilly Automotive Stores	7,396	100%	3/5 yr.	$100,800	$13.63	1/29/2016	–	7/31/2025
					$106,848	$14.45	8/1/2025	–	7/31/2035
_________________

(1)	The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name of the entity that is party to the lease agreement.

(2)	Represents the number of renewal options and the term of each option.

(3)
Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any. In general, we intend for our properties to be subject to long-term triple- or double-net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(4)	Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised.

The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives and Policies — Tenant Lease Expirations” on page 132 of the prospectus.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties acquired as of January 31, 2016 for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight-line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2016	6	22,522	$387,149	1%
2017	12	42,970	709,213	2%
2018	13	44,617	782,535	2%
2019	11	64,579	949,871	3%
2020	16	83,009	1,202,853	4%
2021	6	114,907	919,546	3%
2022	6	105,963	1,173,643	3%
2023	6	61,060	755,860	2%
2024	21	301,369	3,662,181	11%
2025	16	258,407	3,387,437	10%
Thereafter	87	1,180,143	20,355,613	59%
	200	2,279,546	$34,285,901	100%

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Depreciable Tax Basis” beginning on page 133 of the prospectus.
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the properties acquired since October 10, 2015 is approximately $2.9 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method, mid-month convention for 40-year properties and a straight-line method, half-year convention for all other properties. We currently have no additional plans for any significant renovations, improvements or development of the properties acquired since October 10, 2015 that would be an additional cost to us, and we believe these properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The preliminary depreciable basis for each of these properties is estimated, as of January 31, 2016, as follows:

Property	Depreciable Tax Basis
Aspen Dental — Rogers, AR	$1,519,946
O’Reilly Auto Parts — Flowood, MS	1,361,626
$2,881,572

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